

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2010

R. Neal Black, President & Chief Executive Officer
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074

      Re: Jos. A. Bank Clothiers, Inc.
              Form 10-K for Fiscal Year Ended January 30, 2010
              Filed March 29, 2010
              File No. 000-23874
              Definitive Proxy Statement on Schedule 14A
              Filed May 14, 2010
              File No. 000-23874

Dear Mr. Black:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K filed March 29, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Disclosures about Contractual Obligations and Commercial Commitments, page 30

1.   Your disclosures at page F-16 indicate that you place orders for the purchases of inventory at least one to two seasons in advance. However, such purchase obligations are

not included within the contractual obligations table on page 31. Please tell us the amount of inventory purchase obligations as of January 30, 2010, and revise your table of contractual obligations to reflect such obligations in future filings. Refer to Item 303 (a)(5) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-6

1. Summary of Significant Accounting Policies, page F-6

Gift Cards and Certificates, page F-7

2.   We note your accounting policy with respect to gift cards and certificates. Please tell us and disclose in future filings how you determine and recognize gift card breakage for unused gift cards and certificates. To the extent it is material, disclose the amount of breakage income for all periods presented.

Schedule 14 A filed May 14, 2010

Executive Compensation and Related Information, page 14

3.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Transactions with Related Persons, page 46

4.   Please confirm that you will provide the disclosure required by Item 404(b) of Regulation S-K in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo, the accounting examiner for this filing, at (202) 551-3394 or David Walz (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David E. Ullman, CFO
          Fax: (410) 239-5716